Code of Ethics

Dated
March 31, 2015

Mar Vista Investment Partners, LLC

 11150 Santa Monica Blvd., Suite 320, Los Angeles, CA 90025

Explanatory Notes:

-	For purposes in the Code of Ethics (the “Code Mar Vista Investment Partners will be referred to as “the Firm”.

-	You will find definitions of some of the terms used throughout the Code in Exhibit A.

-	The provisions of this Code apply to all current Supervised Persons, which for purposes of this Code includes all directors, officers and employees of the Firm.

-	The provisions of this Code relating to personal securities transaction (including prohibitions, approvals and reporting requirements) apply not only to Supervised Persons themselves, but also to their spouses, children and immediate family members sharing the same household, and any partnerships, trusts, estates, etc. in which any of them has an interest in a Covered Account, as outlined in Exhibit B.

I. Preamble

This Code of Ethics (the “Code”) was adopted to effectuate the purposes and objectives of Sections 204A, 204A-1, 204-2 and 206 of the Investment Advisers Act of 1940 (the “Advisers Act”) and Rule 17j-1 of the Investment Company Act of 1940 (the “Company Act”). Section 204A requires the establishment and enforcement of policies and procedures reasonably designed to prevent the misuse of material, non-public information by investment advisers. Rule 204A-1 of the Advisers Act requires all investment advisers to adopt a written Code of Ethics that must include the following items at a minimum:

1.	Standards of business conduct that the Firm requires of its supervised persons (“Supervised Persons”) which must reflect the fiduciary obligations of the Firm and its Supervised Persons;

2.	A requirement that the Firm and its Supervised Persons comply with federal securities laws;

3.	Personal trading policies and procedures, including requirements that Supervised Persons (for purposes of rule reference, the Firm considers all Access Persons to be Supervised Persons) report personal securities transactions and holdings to the Firm and the Firm review them;

4.	A requirement that Supervised Persons report any violations of the Code promptly to the Chief Compliance Officer (“CCO”) or to another person designated in the Code (“Compliance Designee”);

5.	A requirement that the Firm provide its Supervised Persons with a copy of the Code and any amendments and that Supervised Persons provide written acknowledgement of receipt; and

6.	Record keeping requirements with respect to investment advisers’ Code of Ethics and personal securities transactions of certain persons employed by investment advisers.

Rule 204-2 of the Advisers Act imposes record keeping requirements with respect to investment advisers’ Code of Ethics and personal securities transactions of certain persons employed by investment advisers. Section 206 of the Advisers Act makes it unlawful for any investment adviser, by use of the mails or any means or instrumentality of interstate commerce, directly or indirectly to:

1.	Employ any device, scheme, or artifice to defraud any client or prospective client;

2.	Engage in any transaction, practice, or course of business which operates as a fraud or deceit upon any client or prospective client;

3.	Act as principal for his or her own account, knowingly sell or purchase any security from a client, or act as broker for a person other than such client, knowingly effect any sale or purchase of any security for the account of such client, without disclosing to such client in writing before the completion of such transaction the capacity in which he is acting and obtaining the consent of the client to such transaction; or

4.	Engage in any act, practice, or course of business which is fraudulent, deceptive, or manipulative.

The CCO will be responsible for reviewing this Code periodically, but not less than annually, and making amendments as needed. As an investment adviser to mutual funds, the Firm’s Code must be approved by the mutual fund’s governing board. For any mutual fund to which the Firm provides investment advisory services, the Firm will submit a copy of the Code for approval by the mutual fund’s governing board:

1.	Initially, before it is retained as an investment adviser to the mutual fund; and

2.	With each material change, no later than six months after adoption of the change.

II. Statement of General Principles

The Firm is dedicated to providing effective and professional investment advisory services to its clients and is dependent upon a high level of public and client confidence for its success. That confidence can only be maintained if the Firm’s Supervised Persons observe the highest standards of ethical behavior in the performance of their duties. The Firm has the obligation to exercise its authority for the benefit of its clients, to place the interest of its clients before its own and to refrain from having outside interests that conflict with the interests of its clients. The Firm and its Supervised Persons must avoid any circumstances that might adversely affect or appear to affect the Firm’s duty of complete loyalty to clients.

While it is not possible to specifically define and prescribe rules regarding all possible cases in which conflicts might rise, this Code is designed to set forth the Firm’s policy regarding Supervised Persons’ conduct in those situations in which conflicts are most likely to develop. Supervised Persons should keep in mind the following fundamental fiduciary principles that govern their activities:

1.	The interests of the clients must come first. The Firm must scrupulously avoid serving its own interests ahead of those of its clients when making any decision relating to personal investments;

2.	Supervised Persons must not take inappropriate advantage of their positions and must minimize conflicts of interest and even the appearance of conflicts of interest, between the personnel of the Firm and its clients in the securities markets;

3.	Information concerning clients’ investments must be kept confidential. The Firm requires all Supervised Persons to keep information about clients, both individuals and institutions, in strict confidence, including the client’s identity (unless the client consents), the client’s investment objectives and policies, the client’s securities holdings, and investment strategies implemented on behalf of the client. The Firm prohibits Supervised Persons from disclosing non-public information concerning clients or securities transactions to Supervised Persons within the Firm or with its affiliates, except as necessary to carry out their responsibilities or for other legitimate business purposes;

4.	Supervised Persons responsible for providing investment advice to clients must always provide professional investment advice based upon unbiased independent judgment; and

5.	No Supervised Person may engage in what is commonly known as insider trading. Specifically, the Firm prohibits securities trading, either personally or on behalf of others (including client accounts) on the basis of material non-public information and communicating material non-public information to others. Further, the Firm prohibits its Supervised Persons from engaging in rumor mongering, the circulation of rumors, or forwarding unsubstantiated statements that may perpetuate the potential for insider trading. This policy extends to activities within and outside the Firm and is further outlined in Exhibit B.

These principles govern all conduct by Supervised Persons whether or not such conduct is covered by specific procedures. Failure to comply with these general principles may result in disciplinary action including, but not limited to, termination of employment.

All directors and officers of the Firm-managed mutual funds (“The Roxbury Funds”) that are not Supervised Persons of the Firm are not covered by this Code. They are covered by The Roxbury Funds’ Code of Ethics which is administered by The Roxbury Funds’ Chief Compliance Officer.

III. Scope of the Code

III.A. Persons Covered by the Code

All employees are considered Supervised Persons of the Firm subject to the Code. The CCO or his Compliance Designee will maintain a dated list of all Supervised Persons.

III.B. Securities Covered by the Code

A Covered Security includes exchange traded funds as well as any instrument that is considered a security as defined by Section 2(a) (36) of the Advisers Act with the exception of the following:

•	Direct obligations of the U.S. Government (e.g. treasury securities);
•	Bankers’ acceptances, bank certificates of deposit, commercial paper, and high-quality, short-term debt obligations, including repurchase agreements;
•	Shares issued by money market funds;
•	Shares of open-end mutual funds that are not advised or sub-advised by the Firm or its affiliates[1]; and
•	Shares issued by unit investment trusts that are invested exclusively in one or more open-end funds, none of which are funds advised or sub-advised by the Firm or its affiliates[2].

Exhibit B provides examples of Covered Securities.

1 An affiliate-managed mutual fund is considered a “Covered Security” when the CCO deems that the Firm’s Supervised Persons have access to non-public information about the fund.
2 A complete list of the Firm’s affiliates is provided on the Firm’s Form ADV.

III.C. Accounts Covered by the Code

An account in which a Supervised Person has a beneficial ownership interest as that term is defined in Rule 16a-1(a) (2) of the Securities Exchange Act of 1934. For purposes of our application, this includes accounts that can transact business in securities covered by the Code and includes not only the Supervised Persons themselves, but also includes their spouses, children and immediate family members sharing the same household, and any partnership, trusts, estates, etc. in which any of them has an interest. Exhibit B provides examples of Covered Accounts.

IV. Personal Securities Transactions

IV.A. Policy

It is the Firm’s policy not to permit its Supervised Persons or their immediate family members to benefit from trades executed for its clients at the expense of its clients. However, the Firm does allow Supervised Persons and their immediate family members to own and transact securities in which the Firm transacts for client accounts subject to the rules outlined here. The Firm believes such a policy creates a commonality of interest between its clients and its Supervised Persons.

The Firm requires that all Supervised Persons strictly comply with the following policies and procedures regarding personal securities transactions. Exceptions to the procedures require the written pre-approval of the CCO. Supervised Persons found to be out of compliance are subject to disciplinary action including, but not limited to, termination of employment. If the Firm becomes aware of material, non-public information about the issuer of underlying securities, Supervisory Persons may find themselves “frozen” in a position in a derivative security. Should this occur the Firm will not bear any losses resulting in a Covered Account due to the implementation of this Policy.

IV.B. Pre-Clearance Procedure

A Supervised Person may acquire a direct or indirect beneficial ownership interest in Covered Securities only if the Supervised Person obtains the prior written, including via email, approval of the CCO or his Compliance Designee. A pre-clearance is effective until the close of trading the following business day after approval is granted. The Firm’s pre-clearance request checklist for use by the CCO or his Compliance Designee is attached as Exhibit D and Exhibit E to this Code.

IV.C. Exceptions to Pre-Clearance

Securities not included in the definition of a Covered Security are not subject to the pre-clearance requirement because certain types of Covered Securities do not present the opportunity for the type of improper trading activities this Code is designed to prevent. The following transactions in Covered Securities are excluded from the pre-clearance rules and review:

1.	Transactions resulting from automatic dividend reinvestment plans or other automatic investment plans;
2.	Securities acquired through corporate distributions applicable to all holders of the same class of security (e.g. stock dividends);
3.	Purchases affected upon exercise of rights issued pro rata to all holders of a class of its securities, to the extent such rights are acquired from such issuer; and
4.	Non-discretionary transactions affected for which the Supervised Person has no direct or indirect influence or control (i.e. managed accounts).

IV.D. Pre-Clearance Rules and Trade Activity Review

The following rules provide the basis for approval or denial decisions granted by the CCO or the Compliance Designee when personal securities transactions in Covered Security transactions are submitted for review.

1.	Watch List or Restricted Securities – The Firm may from time to time, for a variety of reasons, identify issuers whose securities Supervised Persons are restricted from trading. A dated Watch List and the Restricted List will be maintained by the Compliance Designee.

•	The Watch List is comprised of securities the Firm is closely observing and anticipating imminent action in on behalf of Client Accounts. If an issuer is on the Watch List, trading may be approved depending on the facts and circumstances of the request and the requestor. The Compliance Designee circulates the previous Watch List to all portfolio managers and analysts bi-monthly, asking them to (a) add the name of each security for which he or she is preparing a formal recommendation; and (b) delete all securities for which investment consideration has been indefinitely suspended or terminated for any reason whatsoever. The Compliance Designee updates the Watch List accordingly and makes it available to all Supervised Persons.

•	The Restricted List is comprised of the names of issuers (a) for which a Supervised Person of the Firm (or that person’s family member) serves as an officer or director; (b) in which any Supervised Person of the Firm (or that person’s family member) owns greater than a 4.9% interest; (c) that Supervised Persons may have insider information. If an issuer is on the Restricted List, trading will be denied. Under extraordinary circumstances prior to the trade the CCO can grant an exception. This exception will be dependent on the facts and circumstances of the request and the requestor. This list will not change unless the Compliance Designee receives written notification from the CCO. All Supervised Persons are responsible for informing the CCO of issuer that should be included on the Restricted List.

2.	Black-out Period - Supervised Persons may not purchase or sell a security in their Covered Account if the same security has been purchased or sold in a portfolio managed by the Firm for 7-calendar days before through 7-calendar days after the portfolio trade date (“black-out period”). Supervised Person pre-approval requests in a security that has been purchased or sold in a Client Account during the black-out period will be denied. After a request for pre-clearance is approved, the Compliance Designee will cross-reference Supervisory Person trading against Client portfolios for 7-calendar days following the trade date. If there is a trade in a Client Account in the same security during that 7-day timeframe, the Compliance Designee will investigate and may require the Supervisory Person to submit a written explanation of the circumstances surrounding the transaction. If the CCO is not satisfied that the Supervised Person affected his or her trade without knowledge of the impending managed portfolio transaction, the Supervisory Person may be required to submit a trade to reverse the transaction, forfeit any resulting gains, and absorb any resulting financial and/or tax consequences based on the investigation and decision of the CCO.

3.	“De minimis” Exemption - The “de minimis” exemption may apply to limit the application of the blackout period discussed above. Trades covered by the “de minimis” exemption are still required to be pre-cleared, and are subject to all other requirements of the Code and may apply only if the following requirements are met:

•	The transaction or aggregated transactions must be for the purchase or sale of 500 shares or less every 30 days. In the case of options, the transaction must be for < 20 contracts or less.
•	The issuer of the securities must have a market capitalization of at least $3 billion. In the case of options, the underlying security must have a market capitalization of at least $3 billion.
•	The transaction must be free from any actual and/or apparent conflicts of interest.

4.	Short-term Trading – Supervised Persons are prohibited from profiting from any “opposite transaction” in the same Covered Security within a specified time period. The time period is dependent on the securities that the Firm is closely observing and is anticipating imminent action; these securities are listed on the Watch list. Supervised Persons are restricted from profiting from an “opposite transaction” in the same Watch List security for 30 – calendar days. The time period is 7-calendar days for Covered Securities not contained in the Watch List. For purposes of this rule, a last-in, first-out (“LIFO”) rule will be applied, matching any transaction with any opposite transaction within specified time period.

The CCO may grant exceptions to the short-term trading restriction in extraordinary circumstances. Any requests for an exception to the short-term trading restriction must be submitted to the CCO or the Compliance Designee. The purchase and/or sale of option contracts may not be used to circumvent this restriction. The exceptions to Covered Securities as identified in IV.C. are not subject to this prohibition.

5.	Market Timing and Late Trading in Mutual Funds – Mutual funds are not intended to be used as short-term trading vehicles. Supervised Persons are prohibited from engaging in market timing in any mutual fund advised or sub-advised by the Firm in any manner which violates that mutual fund’s prospectus. Late trading in mutual funds is explicitly prohibited by law. Late trading occurs when a mutual fund order is received from a client after the mutual fund’s trading deadline. Even though the Code does not require reporting purchases of mutual funds that are not sub-advised by the Firm, Supervised Persons are prohibited from engaging in or facilitating late trading in any mutual fund.

6.	Private Placements and Limited Partnerships– Supervised Persons may purchase privately placed securities, subject to advance review and approval by the CCO or the Compliance Designee. Requests to participate in private placements (or limited offerings), as well as reporting on pre-existing positions at time of employment, must be submitted for pre-approval along with copies of the offering documents and subscription agreements. This rule applies to initial investments as well as subsequent investments. Approvals granted by the CCO or the Compliance Designee will be based in part on the Supervised Person’s ability to demonstrate that no current or potential conflict of interest will arise from engaging in the transaction. The “de minimis” exemption discussed above does not apply to purchases of privately placed securities. Supervised Persons who own privately placed securities, whether held at the start of employment or acquired during their employment, may at any time be required to halt any and all transactions involving those securities or even divest the securities if potential conflicts of interest should arise. The Firm’s pre-clearance request form for Private Placements is attached as Exhibit E to this Code.

7.	Prohibited Transactions in Initial Public Offerings (“IPOs”) - Supervised Persons are prohibited from purchasing securities in initial public offerings. In the event that a Supervised Person holds securities in a company that has announced that it will engage in an IPO, the Supervised Person must bring the information about the impending IPO to the attention of the CCO or in his absence the Compliance Designee.

8.	Prohibited Transactions in an Initial Secondary Offerings – Supervised Persons are prohibited from purchasing securities in initial secondary offerings unless: (a) the reason the Supervised Person-related account has access to the secondary offering is not related to the Supervised Person’s position with the Firm; and (b) the CCO has approved the transaction and provided a written justification for his approval.

9.	Prohibited Block Trade Participation – Supervised Persons are prohibited from block purchases or sales in which Client Accounts participate.

Exhibit B provides examples of Covered Securities and requirements for pre-clearance review. All covered securities, unless noted as an exception from pre-clearance in IV.C, are subject to the aforementioned pre-clearance rules. Supervised Persons are responsible for ensuring that all covered securities transactions abide by these pre-clearance rules.

V. Reporting Requirements

Each Supervised Person shall instruct each broker, dealer and/or bank to supply the compliance department with duplicate copies of all Covered Securities trade confirmations and account statements for Supervised Person-related accounts and beneficial ownership accounts on a timely basis. The aforementioned pre-clearance rules (IV.D) are the basis for the trade activity review of these duplicate confirmations and account statements.

The following reports shall be treated confidentially, but are open to inspection by the Firm’s legal counsel and the staff of the Securities and Exchange Commission upon request and as required by law.

V.A. Initial/Annual Holdings Report

Upon employment and within thirty days of the revised Code, Supervised Persons are asked to report in writing (1) all personal security holdings held in Supervised Person-related accounts that contain Covered Securities, and (2) the account registrations, account numbers, and names of each broker, dealer and/or bank where the accounts are maintained; and (3) identify new Supervised Person-related accounts. New Supervised Persons will be given ten days to sell any Covered Securities they wish to sell as a result of a review of this Personal Securities Transactions Policy. The Initial Holdings Report is due no later than 10 days from the Supervised Person’s first day of employment. See Exhibit F for a copy of this report.

V.B. Quarterly Transactions Report

On a quarterly basis, Supervised Persons shall report in writing (1) all personal security transactions that occurred in Supervised Person-Related Accounts and Beneficial Ownership Accounts involving Covered Securities were submitted for pre-clearance; and (2) the account registrations, account numbers, and names of each broker, dealer and/or bank where the transactions occurred; and (3) identify new Supervised Person-related accounts that contain Covered Securities opened during the quarter.

Even if a Supervised Person did not execute Covered Securities transactions or own Access-Person related accounts for the quarter, he or she must complete the report. Quarterly reports must be submitted to the Compliance Designee no later than 30 days after the end of each calendar quarter. If that day is not a business day, then the quarterly report shall be submitted no later than the first business day thereafter.

See Exhibit G for a copy of this report.

V.C. Initial/Annual Certification of Compliance

Upon commencement of employment or appointment as a Supervised Person of the Firm, each Supervised Person shall certify that he or she has received, read, and understands the Code along with the other employee certifications outlined.

The Initial Certification of Compliance is due no later than 10 days from the Supervised Person’s first day of employment or appointment as a Supervised Person and the Annual Certification of Compliance is due within 30 days of adoption of the revised Code. See Exhibit H for a copy of this report.

V.D Reporting Violations

If a Supervised Person becomes aware of any violations of the Code, he or she shall promptly report the violation to the CCO or his Compliance Designee.

V.E. Review of Reports and Pre-Clearance Forms

The CCO or his Compliance Designee shall be responsible for promptly reviewing all pre-clearance forms, the items identified in Section V, as well as any other documents deemed necessary to ensure compliance with this Code. On a quarterly basis, the CCO or his Compliance Designee shall report to the Board of Managers all material violations and sanctions imposed in response to those violations that occurred during the previous quarter pursuant to the Code. The CCO or his Compliance Designee shall prepare a written report to the governing board of any investment company for which the Firm acts as adviser or sub-adviser (or as otherwise directed by the governing board’s representative) that shall include information about any material violations and sanctions imposed in response to those violations that occurred during the prior calendar year or other reporting period requested by the investment company. If appropriate, the CCO shall certify to the governing board of any investment company for which the Firm acts as adviser or sub-adviser that the Firm has adopted procedures reasonably necessary to prevent its Supervised Persons from violating its Code.

V.F. Sanctions

The sanctions for violations of the Code may include, but are not limited to, any or all of the following: (1) a letter of censure, (2) a fine, (3) temporary or permanent suspension of trading for any Supervised Person-related accounts or beneficial ownership accounts, (4) temporary suspension of employment, (5) termination of employment, (6) disgorgement of any ill-gotten profits or avoidance of losses, and/or (7) any other sanction deemed appropriate by the Firm’s CCO and Executive Oversight Committee.

V.G. Retention of Records

This Code, and any subsequent amendments, shall be maintained by the Firm as a part of its books and records.

EXHIBIT A – Definitions

 “CCO” – refers to the Chief Compliance Officer of the Firm.

 “Client” or “Client Account” – refers to any fund or account where the Firm serves as general partner, investment adviser, or sub-adviser; where the Firm is the investment adviser to a Fund, the Fund – not any fund investor – is our client.

“Compliance Designee” – refers to the qualified designee identified by the CCO to execute some of his daily responsibilities.

“Covered Accounts” – All accounts that can transact in Covered Securities (as defined below) in which any Supervised Person, their spouses or members of their immediate family who share the same household, has an interest or beneficial ownership. Beneficial ownership includes having any direct or indirect financial interest in an account – including an account with a financial institution or a 401(k) plan (that includes Directed Brokerage or the ability to invest in Firm-advised mutual funds) or other employee benefit account – regardless of the name in which the account is held. Beneficial ownership also includes having any discretionary control over the purchase or sale of Covered Securities in any such account. Please see exhibit B for additional information.

“Covered Securities –Investments in securities, broadly defined to include all types of equity and debt investments (including investments in a related security, such as an option), with the exception of the following securities:

•	U.S. government bonds;
•	Bankers’ acceptances;
•	Bank certificates of deposit;
•	Commercial paper;
•	High-quality short-term debt instruments (such as money market mutual funds);
•	Shares of open-end mutual funds that are not advised or sub-advised by the Firm or its affiliates; and
•	Shares issued by unit investment trusts that are invested exclusively in one or more open-end funds, none of which are funds advised or sub-advised by the Firm or its affiliates.

If changes to these lists occur between updates to the Code, the Compliance Designee will communicate such changes in writing to all Supervised Persons.

Note Related to Futures. Although futures are not “securities”, certain futures instruments could be used in certain investment strategies for Client accounts. Accordingly, they are subject to the reporting requirements of the Code. The Compliance Department will periodically review any futures trading for abuses and conflicts and reserves the right to subject such trades to pre-clearance and other requirements.

“Directed Brokerage” – refers to the opportunity within a 401k plan in which plan participants could invest directly in securities (i.e. equities) as well as from a menu of mutual funds.

“Firm” – refers to Mar Vista Investment Partners.

“Supervised Person” – the Firm considers all of its employees, directors and officers to be Supervised Persons. For purposes of the Rule, all Supervised Persons are Access Persons.

“Third Party Manager Account” – A Covered Account where a third party has investment management discretion regarding securities transactions pursuant to a written, executed investment management or advisory agreement addressing the Covered Account. Whether a Covered Account is considered a Third Party Manager Account rests in the discretion of the CCO or the Compliance Designee. No Supervised Person shall consider a Covered Account to be a Third Party Manager Account until written approval from the Compliance Department has been granted. The Compliance Department reserves the right to revoke its approval of a Third Party Manager Account at any time, for any reason.

EXHIBIT B – Reference charts for covered accounts and covered investments

The following chart contains many of the common investment account types, though it is not all –inclusive.

Remember that the Code provisions apply not only to Supervised Persons themselves, but also to:
•	Spouses, children and immediate family members sharing the same household,
•	Investment Clubs, Partnerships, Trusts and Estates, and
•	Other types of accounts in which any of them has an interest or beneficial ownership.

Beneficial ownership includes having any direct or indirect financial interest in an account – including an account with a financial institution or 401k plan or other employee benefit account – regardless of the name in which the account is held. Beneficial ownership also includes having any discretionary control over the purchase or sale of Covered Investments in any such account.

INVESTMENT ACCOUNT TYPE	COVERED ACCOUNT
Brokerage Accounts	Yes
Direct Mutual Fund Accounts, which are not sub-advised by the Firm	No
Direct Mutual Fund Accounts, which are sub-advised by the Firm	Yes
529 Plans **	No
Bank Savings Accounts	No
Bank Certificates of Deposit	No
401k Accounts with Directed Brokerage *	Yes
401k Accounts without Directed Brokerage and without opportunity to invest in advised funds	No
401k Accounts without Directed Brokerage and with opportunity to invest in advised funds:	Yes
Life Insurance Policies, Fixed and Variable Annuities	No
Health Savings Accounts	No
Employee Stock Purchase Plan Accounts	No
Employer Directed Pension Accounts	No
Third-Party Manager Accounts* (requires Compliance pre-approval)	Yes
Automatic Investment Plans	No

* - Supervised Persons must ensure that duplicate copies of account statements and confirmations are sent directly to the attention of Compliance Department.
** - Currently the Firm does not sub-advise any 529 Plans, but this provision would be subject to change in the event that the Firm started to sub-advise a 529 Plan.

I.	The following chart contains many of the common investment instruments, though it is not all-inclusive.
It is important to note that all covered securities (III.B), excluding those listed as exceptions to the pre-clearance rules and review (IV.C) are subject to all the pre-clearance rules (IV.D).

TRANSACTION	PRE-CLEARANCE REVIEW REQUIRED?	CONFIRMATION REQUIRED?
Mutual
Mutual Funds (open-end & advised or sub-advised by the Firm)	Yes	Yes
Mutual Funds (open-ended & NOT sub-advised by the Firm)	No	No
Mutual Funds (closed-end)	Yes	Yes
529 Plans	No	No
Unit Investment Trusts	No	Yes
Variable & Fixed Annuities	No	No
Exchange Traded Funds (ETFs)	No	Yes
Equities
Common Stocks	Yes	Yes
ADRs	Yes	Yes
DRIPS	No	Yes
Stock Splits	No	Yes
Rights and Warrants (exercised)	Yes	Yes
Preferred Stock	Yes	Yes
Watch List Securities	Yes	Yes
Restricted List Securities	Prohibited	Prohibited
IPOs	Prohibited	Prohibited
Options (Stock)	Yes	Yes
Futures
Currency	No	Yes
Commodity	No	Yes
S&P	No	Yes
Fixed Income
US Treasury	No	No
CDs	No	No
Money Market	No	No
Bonds
US Government	No	No
Corporate	Yes	Yes
Convertibles (converted)	Yes	Yes
Municipal	No	Yes
Private Placements & Limited Partnerships
(initial and subsequent investments)	Yes	Yes

EXHIBIT C – Insider Trading

The Firm’s policy is that no Supervised Person may engage in what is commonly known as insider trading. Specifically, the Firm prohibits securities trading, either personally or on behalf of others (including client accounts) on the basis of material non-public information and communicating material non-public information to others. Further, the Firm prohibits its Supervised Persons from engaging in rumor mongering, the circulation of rumors, or forwarding unsubstantiated statements that may perpetuate the potential for insider trading. This policy extends to activities within and outside the Firm.

Definition of Insider Trading
The term insider trading is not defined in federal securities laws, but generally is used to refer to the use of material non-public information to trade securities (whether or not one is an insider) and the communication of material non-public information to others. The law concerning insider trading is generally understood to prohibit trading by an insider, while he or she is in possession of material non-public information, trading by a non-insider, while in possession of material, non-public information if the information either was disclosed to the non-insider in violation of an insider’s duty to keep it confidential or was misappropriated; and communicating material non-public information to others in violation of one’s duty to keep such information confidential.

Prohibition against Misuse of Material Non-Public Information
SEC Rule 10b-5 makes it unlawful for any person to misuse, either directly or indirectly, any material, non-public information relating to a security. Supervised Persons in possession of material, non-public information relating to a security are prohibited from: Purchasing or selling such securities for their own accounts or for accounts in which they have a beneficial interest or have the power, directly or indirectly, to make investment decisions; Issuing research reports, recommendations or comments, which could be construed as recommendations; Disclosing such information or conclusions based thereon to any person in or outside the Firm; or Recommending or suggesting that any person engage in transactions in any security while in possession of material, non-public information about that security. This prohibition also includes short sales, options and margin transactions involving financial instruments that fall within the above prohibitions.

Who is an Insider?
The definition of an insider is broad. It includes officers, directors and employees of a company. In addition, a person can be a temporary insider if he or she enters into a special confidential relationship in the conduct of a company’s affairs and as a result is given access to information solely for the company’s purposes. Temporary insiders can include a company’s attorney, accountant, consultant, bank lending officer, and the employees of such organizations. In addition, the Firm may become a temporary insider of a company it advises or for which it performs services. According to the United States Supreme Court, before such an outsider may be considered a temporary insider, the company must reasonably expect him or her to keep the disclosed non-public information confidential.

What is Material Information?
Trading on insider information is not a basis for liability unless the information is material. Information generally is material if there is a substantial likelihood that an investor would consider it important in making an investment decision, or if public dissemination of it is reasonably certain to have a substantial effect on the price of a company’s securities.
-	Such information that is likely to be deemed material includes, but is not limited to, the following: dividend increases or decreases; earnings estimates or material changes in previously released earnings estimates; significant expansion or curtailment of operations; significant increase or decline in revenues; significant merger or acquisition proposals or agreements, including tender offers; Significant new products or discoveries; extraordinary borrowing; major liquidation; liquidity problems; extraordinary management developments; and purchase and sale of substantial assets.

Material Information does not have to relate to a company’s business. For example, in one case, the Supreme Court considered the contents of a newspaper column to be material as the article was expected to affect the market price of the security.3 In that case, a Wall Street Journal reporter was found criminally liable for disclosing the dates that reports on various companies would appear in the Wall Street Journal and whether those reports would be favorable or not. Perhaps more importantly, knowledge of a decision, or impending decision, by the Firm to buy or sell a security for its clients or to recommend a security can constitute material information.

What is Non-public Information?
Information is non-public until it has been effectively communicated to the marketplace. One must be able to point to some fact or source to prove that the information is public. For example, information found in a report filed with the U.S. Securities and Exchange Commission or appearing on the Dow Jones wire, Reuters Economic Services, The Wall Street Journal or other publications of general circulation would be considered public.

Examples of Insider Trading
The definition of insider trading has evolved through case law and administrative proceedings to include:
- Buying or selling securities on the basis of material non-public information, including purchasing or selling for a Supervised Person’s personal account or one which the Supervised Person has a financial interest, or for the Firm’s inventory account;
- Disclosing insider information to inappropriate personnel whether for consideration or not (i.e., tipping). Insider information must only be disseminated on a need to know basis to appropriate personnel; and
- Assisting someone who is transacting business on insider information obtained from a third party.

If a question arises as to which Supervised Persons are entitled to the insider information, the CCO should be consulted. If a Supervised Person is uncertain as to whether information is material or non-public, the CCO should be consulted immediately.

Disciplinary Action and Penalties for Insider Trading
Insider trading violations can result in severe penalties to the Firm, its principals, and the individuals involved. The Firm will not tolerate violations whether inadvertent or intentional.

Violations will result in severe disciplinary action, which may include, but is not limited to, the immediate termination of the Supervised Person.

-	Penalties for trading on or communicating material non-public information are severe, both for the individuals involved in the trading (or tipping) and their employers. A person can be subject to some or all of the penalties below even if he or she does not personally benefit from the violation. Penalties may include, but are not limited to: Civil injunctions;
-	Damages in a civil suit as much as three times the amount of actual damages suffered by other buyers or sellers;
-	Disgorgement of profits;
-	Jail sentences;

3 Carpenter v. U.S., 108 U.S.316 (1987)

-	Fines for the person who committed the violation of up to three times the profit gained or loss avoided, whether or not the person actually benefited;
-	Prohibition from employment in the securities industry; and
-	The Firm or any other controlling persons could be assessed fines of up to the greater of $1,000,000 or three times the amount of the profit gained or loss avoided.

Compliance Procedures
These procedures have been developed to assist Supervised Persons in avoiding insider trading. Every Supervised Person must follow these procedures or risk serious sanctions, including, but not limited to, dismissal, substantial personal liability and criminal penalties. The CCO is available to answer any questions about these procedures.

Identifying Insider Information
If a Supervised Person thinks he or she may be in possession of insider information, he or she must consider the following questions before placing any personal securities transactions or securities transactions on behalf of the Firm or its clients and before communicating the information to anyone:
-	Is the information material?
-	Is this information that an investor would consider important in making his or her investment decisions?
-	Is it information that would substantially affect the market price of the securities if generally disclosed?
-	Is the information non-public?
-	To whom has this information been provided?
-	Has it been effectively communicated to the marketplace by appearing on the Dow Jones wire or by being published in Reuters, The Wall Street Journal or publications of general circulation?

Resolving Issues Concerning Insider Trading
If, after asking these questions, a Supervised Person believes the information is material and non-public, or if there are any questions as to whether the information is material and non-public, he or she should take the following steps:
-	Report the matter immediately to the CCO;
-	Do not purchase or sell securities that could be impacted by the information on behalf of themselves or others including client accounts; and
-	Do not communicate the information inside or outside the Firm other than to the CCO and the Firm’s attorneys.

After the CCO has reviewed the issue, he will determine if the Supervised Person should continue the prohibitions against trading and communication or be allowed to trade and communicate the information.

Restricting Access to Material Non-public Information
Supervised Persons with access to information identified as material and non-public must ensure that the information is not being communicated to anyone, including persons within the Firm, except as described above. In addition, Supervised Persons should take steps to keep such information secure. For example, files containing material non-public information should be sealed and access to computer files containing material non-public information should be restricted.

Contacts with Public Companies
The Firm’s contacts with public companies represent an important part of its research efforts. The Firm may make investment decisions on the basis of its conclusions formed through such contacts and analysis of publicly available information. Difficult legal issues arise, however, when, in the course of these contacts, a Supervised Person becomes aware of material, non-public information. This could happen, for example, if a company’s Chief Financial Officer prematurely discloses quarterly results to an analyst or an investor relations representative makes a selective disclosure of adverse news to a handful of investors. In such situations, the Firm must make a judgment as to its further conduct. To protect yourself, the Firm and its clients, you should contact the CCO immediately if you believe that you may have received material, non-public information. Every time a Supervised Person communicates with an official of a public company, the Supervised Person should be sure to identify oneself as being associated with an investment advisory firm.

Tender Offers
Tender offers represent a particular concern in the law of insider trading for two reasons. First, tender offer activity often produces extraordinary gyrations in the price of the target company’s securities. Trading during this time period is more likely to attract regulatory attention (and produces a disproportionate percentage of insider trading cases). Second, the SEC has adopted a rule which expressly forbids trading and “tipping” while in possession of material, non-public information regarding a tender offer received from the tender offer, the target company or anyone acting on behalf of either. Supervised Persons should exercise particular caution any time they become aware of non-public information relating to a tender offer.

The Restricted List
If it is determined that the Firm is in possession of material non-public information about a particular company, the CCO will add the security to the Restricted List, if necessary. Please see Section IV.D. for more information regarding the Restricted List.

High Risk Trading Activities
Certain high-risk trading activities, if used by a Supervised Person, are risky not only because of the nature of the securities transactions themselves, but also because of the potential action that may be necessary to close out the transactions. Examples of such activities include short sales of common stock and trading in derivative instruments such as option contracts to purchase (“call”) or sell (“put”) securities at certain predetermined prices. Supervised Persons should understand that short sales and trading in derivative instruments involve special risks. Derivative instruments, for example, ordinarily have greater price volatility than the underlying security. The fulfillment of the obligations owed by each employee to the Firm may heighten those risks. For example, if the Firm becomes aware of material, non-public information about the issuer of the underlying securities, Supervised Persons may find themselves “frozen” in a position in a derivative security. Should this occur, the Firm will not bear any losses resulting in a Supervised Person-Related Account or Beneficial Owner Account due to the implementation of this Policy.

Restriction on Disclosures – Client Transactions
Supervised Persons shall not disclose any non-public information (whether or not it is material) relating to client transactions to any person outside the Firm (unless such disclosure has been authorized by the Firm or the client).

EXHIBIT D – Pre-Clearance Request Checklist

Reviewer:
Date:
Supervised Person:
Security/Ticker:
Transaction:

Steps	Questions	Yes	No
1	Is pre-clearance required?	Continue	Approve
2	Is the security on the restricted list?	Deny	Continue
3A	Is the security on the watch list?	Continue	Proceed to #4
3B	Does the PM have plans to trade the security?	Proceed to #5	Continue
4	Have there been portfolio trades in this security in the last 7 calendar days?	Continue	Skip to #6
5	Does this security qualify of “de minimis” exemption?	Continue	Deny if PM has plans and/or recent portfolio trades
6	Has the supervised person transacted an opposite trade in this security in the last 30 calendar days (on watch list) or 7 calendars (not on watch list)?	Deny	Approve if passed all other steps

*** Private placement, Limited partnership, closed end mutual funds or IPOs see code for additional details

Status:

Notes:

EXHIBIT E – Pre-clearance Request Form for Private Placements

Employee Name:
Employee Position:
Name of Company (Issuer):
Dollar amount of private placement:
Dollar amount of your intended investment:

Does this company have publicly traded securities?  [  ] Yes  [  ] No

How were you offered the opportunity to invest in this private placement?

What is the nature of your relationship with the individual or entity offering the opportunity?

What is the nature of the Firm’s relationship, if any, with the individual or entity offering the opportunity?

Was the opportunity offered because of your position with the Firm?
Would it appear to the SEC or other parties that you are being offered the opportunity to participate in an exclusive, very limited offering as a way to curry favor with you or your colleagues at the Firm?

Are you inclined to invest in the private placement on behalf of the funds/accounts you manage?  [  ] Yes  [  ] No

Would any other Firm clients/accounts want to invest in this private placement?  [  ] Yes  [  ] No

Will your participation in the private placement prevent or limit the Firm clients from participating to the extent the offering is suitable for their accounts?
[  ] Yes  [  ] No

Explain:

Date you require an answer:

Attachments: [  ] business summary [  ] prospectus [  ] offering memorandum

Signature of Employee	Date

Compliance Use Only
[  ] Approved [  ] Denied (Attach additional comments or work papers as necessary)
Name                                                                                    Date

EXHIBIT F – Initial/Annual Holdings Report

Supervised Person holdings report for:
(Name)
The information provided is as of the following date:
(Date)

This report must be submitted to the Chief Compliance Officer no later than 10 days after the filer becomes a Supervised Person, and the information must be current as of a date no more than 30 days before the date the filer becomes a Supervised Person. This report must also be submitted annually to the Chief Compliance Officer no later than 30 days of the revised code, and the information must be current as of a date no more than 45 days prior to the date the report was submitted.

I am reporting below all holdings required to be reported for the relevant period pursuant to the Code of Ethics of the Firm.

(Supervised Person’s Signature)	(Date)

ACCOUNTS ON FILE:

HOLDINGS REPORTING

Check if applicable:	(a)	[ ]	I had no reportable holdings for this reporting period.
	(b)	[ ]	All holdings required to be reported have been provided to the Compliance Department through duplicate account statements that contain all of the required information on the accounts listed above.
	(c)	[ ]
Attached is a list of accounts not listed as on file. If there has been transaction activity then confirms and statements are attached or transactions are indicated in on the attached report. All other holdings required to be reported have been provided to the Compliance Department through duplicate account statements that contain all of the required information on the accounts listed above.

NEW ACCOUNTS

Supervised Person	Account Registration	Broker, Dealer or Bank	Account Number.

HOLDINGS

Title and Type of Security	Ticker/CUSIP	Number of Securities	Principal Amount of Securities	Broker Name

(Attach additional sheets if necessary.)

EXHIBIT G – Quarterly Transactions Report

Supervised Person quarterly transactions report for:
(Name)
For the calendar quarter ended:
(Date)

This report must be submitted to the Chief Compliance Officer no later than 30 days after the end of the calendar quarter. This report must cover all reportable securities transactions during the quarter.

I am reporting below all transactions required to be reported for the quarter pursuant to the Code of Ethics of the Firm.

(Supervised Person’s Signature)	(Date)

ACCOUNTS ON FILE

TRANSACTION REPORTING

Check if applicable:	(a)	[ ]	I had no reportable transactions during this reporting period.
	(b)	[ ]
All transactions required to be reported have been provided to the Compliance Department through duplicate confirmations and account statements that contain all of the required information on the accounts listed on file above.

	(c)	[ ]
Attached is a list of new accounts opened since my prior Quarterly Transactions Report. If there has been transaction activity then confirms and statements are attached or transactions are indicated on the attached report. All other transactions required to be reported have been provided to the Compliance Department through duplicate confirmations and account statements that contain all of the required information on the accounts listed on file above.

NEW ACCOUNTS

Supervised Person	Account Registration	Broker, Dealer or Bank	Account Number.

TRANSACTIONS REPORT

Date	Title of Security	Ticker/ CUSIP	Interest Rate/ Maturity Date	Number of Securities	Principal Amount of Securities	Purchase/ Sale/Other	Price	Broker Name

(Attach additional sheets if necessary.)

EXHIBIT H – Initial/Annual Certification of Compliance

To the Board of Managers/Directors:

I hereby acknowledge that I have received, read and understand the following documents and recognize that I am subject thereto as an employee of the Firm. I understand that any changes or exceptions made to the documents require of the Chief Compliance Officer:

1.	Code of Ethics;

2.	Compliance Policies & Procedures Manual; and

3.	The Roxbury Funds Compliance Manual.

I hereby certify that as an employee of the Firm:

4.	I have and will continue to comply with the requirements of the Code of Ethics;

5.	I have and will continue to comply with the requirements of the Compliance Policies & Procedures Manual

6.	I have and will continue to report to the CCO all personal legal and disciplinary events;

7.	I have and will continue to report to the Firm all outside business activities and positions with charitable, non-charitable, public and private organizations for which I work, including any board of directors or trustees on which I serve, with or without direct or indirect compensation;

8.	I have and will continue to report to the Firm all Covered Securities transactions and holdings required pursuant to the Code of Ethics;

9.	I have and will continue to report to the Firm the names of each broker, dealer and/or bank where I, my Supervised Person-Related Accounts, my Supervised Person Client Accounts and my Beneficial Ownership Accounts have a Covered Securities account and will supply the Firm with duplicate copies of all trade confirmations and account statements required pursuant to the Code of Ethics;

10.	I have no knowledge of the existence of any personal conflict of interest relationships which may involve the Firm’s clients, such as any economic relationship between my transactions and Covered Securities held or to be acquired by the Firm’s clients; and

11.	I have and will continue to report to the Firm all political contributions, business gifts and entertainment pursuant to the Compliance Policies and Procedures Manual.

Signature:	Date:

Print Name: